Teva Announces Positive Top-Line Data from Second Phase III Study of SD-809 in Tardive
Dyskinesia (TD)

SD-809 demonstrates a statistically significant improvement in Abnormal Involuntary Movement Scale score in AIM-TD study

Adds to body of data supporting this promising breakthrough investigational therapy to address unmet patient need

JERUSALEM—Sept. 22, 2016 — Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced SD-809 (deutetrabenazine) showed statistically significant results in the second Phase III registration trial studying the potential of SD-809 for the treatment of tardive dyskinesia (TD). These new results for the AIM-TD trial follow positive results from the ARM-TD trial announced in June 2015. Both ARM-TD and AIM-TD were 12 week treatment studies. The U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for SD-809 for the treatment of TD in November 2015. Teva expects to make a regulatory submission to the FDA by the end of 2016.

“We are delighted to deliver positive results from a second Phase III study showing the potential for SD-809 to treat the involuntary movements of tardive dyskinesia. This condition is debilitating and often leads to isolation of those affected,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva, adding  that “The study results strengthen our resolve  to making this product an option for those patients in need. We are grateful to the trial participants and study investigators who contributed to this study.”

In the AIM-TD trial, the primary endpoint was change in Abnormal Involuntary Movement Scale (AIMS) score from baseline to week 12 for three fixed doses of SD-809 as compared to placebo. Patients’ abnormal movements were assessed by blinded central video rating. All doses improved AIMS scores compared to placebo and at week 12, the 24 mg and 36 mg dose groups of SD-809 demonstrated a significant change from baseline based on the modified intent-to-treat population.

At week 12, the AIMS rating improved from baseline by -3.3 points for 36 mg (P=0.001), -3.2 points for 24 mg (P=0.003) and -2.1 for 12 mg (P=NS), compared to -1.4 in placebo. In addition to the primary endpoint, mean scores on the Clinical Global Impression of Change (CGI) improved by -0.5 for 36 mg (P=0.011) and by -0.6 for 24 mg (P=0.002) based on the modified intent-to-treat population. The CGI is a global assessment of the patient’s abnormal movements made by the treating investigator. For the protocol-specified secondary endpoint of CGI, in which treatment success was defined as “much improved” or “very much improved” at Week 12 and missing data were counted as treatment failure, 24 mg was superior to placebo (P=0.014); the 36 mg dose was superior to placebo, but did not reach statistical significance (P=0.059). Teva will present a fuller analysis at a future medical meeting.

“The results from the AIM-TD trial suggest clear efficacy and an excellent safety profile for SD-809. The remarkably low rates of neuropsychiatric adverse events observed is particularly important for this psychiatric patient population” said Hubert H. Fernandez, MD, Professor of Medicine (Neurology) at the Cleveland Clinic Lerner College of Medicine and co-Principal Investigator for the trial. “The relevance of the efficacy data on the AIMS is underscored by the improvement observed on the Clinical Global Impression of change, which demonstrates that treating clinicians appreciated the reduction in abnormal movements experienced by their patients.”

During the 12-week treatment, SD-809 demonstrated a favorable safety and tolerability profile. The frequency of overall adverse events and adverse events leading to withdrawal were similar among all treatment groups. The safety profile of SD-809 was consistent with data from previously reported clinical trials.

Tardive dyskinesia is a hyperkinetic movement disorder characterized by repetitive and uncontrollable movements of the tongue, lips, face, trunk and extremities. The often debilitating disorder affects about 500,000 people in the United States and is a result of treatment with medications used to treat psychiatric conditions such as schizophrenia and bipolar disease. There are currently no approved medications for this condition in the United States.

About the AIM-TD Study

AIM-TD was a phase III, randomized, double-blind, placebo-controlled, parallel group, fixed-dose study of 288 male and female adults with moderate to severe TD. All patients had a total motor AIMS 6 at screening and were randomized at baseline in a 1:1:1:1 ratio to receive one of three fixed-dose regimens of deutetrabenazine (12 mg/day, 24 mg/day, 36 mg/day) or placebo. Patients underwent dose escalation during the initial 4 weeks, followed by an 8-week maintenance period and a 1-week washout. For further details on the AIM-TD study, visit https://clinicaltrials.gov/ct2/show/NCT02291861

About SD-809 (deutetrabenazine) Tablets

SD-809 (deutetrabenazine) is an investigational, oral, small-molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is being developed for the treatment of chorea associated with Huntington disease (HD). Deutetrabenazine has been granted Orphan Drug Designation for the treatment of HD by the U.S. Food and Drug Administration (FDA). Teva is also investigating the potential of deutetrabenazine for treating tardive dyskinesia, for which the FDA has granted a breakthrough therapy designation, and for tics associated with Tourette syndrome, for which the FDA has granted orphan status for pediatric use. Deutetrabenazine uses Teva’s deuterium technology.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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